SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2026
Commission File Number 1-14926
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KT Corporation
(Translation of registrant's name into English)
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90, Buljeong-ro,
Bundang-gu, Seongnam-si,
Gyeonggi-do,
Korea
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒   Form 40-F ☐

Results of Termination of Treasury Share Trust Agreement

1. Issuer: KT Corporation

2. Trust Company : NH INVESTMENT & SECURITIES CO.,LTD

3. Details of Trust Agreement Termination

A. Date of Termination: September 9, 2026
B. Type of Agreement: Treasury share trust
C. Termination Amount: 250,000,000,000 KRW

4. Acquisition of Treasury Shares through Trust Agreement

				(Unit:KRW,Shares,%)
For the month ended	Quantity	Amount(A)	Ratio(A/B)	Total Trust Amount(B)
2026.04.30	871,295	54,051,130,450	21.6	250,000,000,000
2026.05.31	750,000	42,720,634,450	17.1	250,000,000,000
2026.06.30	1,050,000	56,787,786,600	22.7	250,000,000,000
2026.07.31	1,100,000	58,936,733,300	23.6	250,000,000,000
2026.08.31	709,256	37,503,674,700	15.0	250,000,000,000
Total	4,480,551	249,999,959,500	100.0	250,000,000,000

5. Comparison of Planned vs. Actual Treasury Share Acquisition

Planned(KRW)	Actual(KRW)	Reason for Difference
250,000,000,000	249,999,959,500	Final share not purchased to avoid exceeding total trust amount

6. Treasury Share Holdings After Termination (As of September 9, 2026)

			(Unit:KRW million, Shares, %)
Type of Shares	Quantity	Ownership(%)	Total Amount(KRW million)
Common Shares	15,296,024	6.07	706,260
Note: The quantity above includes 10,815,473 shares previously held directly by the company and 4,480,551 shares newly transferred after the trust agreement termination.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 9, 2026
KT Corporation

By:	/s/ Sun Wook Kim
Name: Sun Wook Kim
Title: IRO

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: IR Team Leader